Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’ An District

Shanghai, China 200040

November 6, 2019

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.

Draft Registration Statement on Form F-1/A

Amended on September 27, 2019

CIK 0001785566

Dear Mr. Fischer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on August 19, 2019 and amended on September 27, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted in confidentiality accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Draft Registration Statement on Form F-1/A, amended on September 27, 2019

Prospectus Summary , page 13

1.	We note your response to prior comment one. Please revise to clarify that the second chart represents your corporate legal structure and subsidiaries upon completion of the offering, as opposed to as of the date of the prospectus.

Response: In response to the Staff’s comment we have revised the disclosure on the page 13 and 87 of the Form F-1 to clarify that the second chart represents our corporate legal structure and subsidiaries upon completion of the offering.

“The following charts summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries upon completion of this Offering based on a proposed maximum number of [●] Class A Ordinary Shares being offered, as compared to the structure immediately prior to the closing of the Offering. For more details on our corporate history, please refer to “Business—Our Corporate History and Structure”.”

Notes to Consolidated Financial Statements

Organization and Principal Activities, page F-8

2.	We note your response to prior comment 9. Please expand your disclosures on page F-8 to describe that HF Capital acquired a total of 1,350,068 Class A Ordinary Shares in Zhongchao Shanghai of which 675,068 shares were committed to be issued, and the remaining amount was acquired from an existing shareholder. Also, since your response indicates that 675,000 of the 1,350,068 Class A Ordinary Shares were acquired from an existing shareholder, it is unclear why the table on page F-9 reflects all 1,350,068 Class A Ordinary Shares as “committed to be issued to the investor” as of December 31, 2017 and 2018. Please advise or revise your filing accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-8 of the Form F-1.

F-8

“On August 15, 2019, HF Capital Management Delta, Inc. (“HF Capital”), a 6.25 % shareholder of Zhongchao Shanghai, planned to withdraw its ~~paid-in-capital~~ equity interest in Zhongchao Shanghai (which represents 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and ~~the shareholder~~ HF Capital entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to ~~the shareholder~~ HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them.”

As of the date hereof, ~~the shareholder~~ HF Capital owned 1,350,068 shares, representing 6.25% equity interest in Zhongchao Shanghai, and has not exercised the warrant to purchase the same amount of ordinary shares of Zhongchao Cayman. Therefore, the table on page F-9 reflects that all 1,350,068 Class A Ordinary Shares of Zhongchao Cayman is committed to be issued.

2. Summary of Significant Accounting Policies

(o) Revenue recognition, page F-16

3.	Please revise to disclose your accounting policies for cost of revenues, similar to the discussion you provide on page 72.

Response: In response to the Staff’s comment, we have revised the disclosure in footnote 2(p) on page F-17 of the Form F-1.

F-17

“(p)	Cost of revenues

Cost of revenues was comprised of direct related costs incurred by both online and offline seminars, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.”

4.	You disclose on page 72 that cost of revenues includes professional service fees charged by experts who provide offline seminars. Please explain the role of any third parties involved in providing services in connection with your offline or online courses and explain how you determined that revenue should be reported on a gross basis. Please refer to ASC 606-10-55-36 through 40 and 606-10-50-12(c).

Response: In response to the Staff’s comment, we hereby clarify that the third parties who provide offline seminars are medical professionals and experts engaged by the Company for such purposes. As the contents of the onsite presentation and online medical courses are designed and produced by the Company, the onsite trainees and the participants of certain online courses are invited or picked up by the Company, the Company has the ability to direct the medical professionals and experts to provide the training and education services on its behalf and thus benefits from such directions. Referring to ASC 606-10-55-37A(b), the Company believes that it has the control over the services it provides and recognizes the revenue generated from the offline and online medical training and education services on a gross basis.

We have revised to disclose the accounting treatment for gross basis in footnote 2(o) on page 80 and page F-16 of the Form F-1.

“Medical training and education services

The Company designs and provides both online and offline medical training and education courses to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts for both offline and online medical training and education services. The Company recognizes revenue at the point of provision of services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of the Company, except for little digital space on the Company’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.”

5.	We note your response to prior comment 12. For both online and offline courses, please revise to disclose the services you combined into a single performance obligation and the significant judgments involved in arriving at that conclusion. Please refer to ASC 606-10-50-17.

Response: We respectfully direct your attention to our response to Staff comment 4 above. In response to the Staff’s comment, we have revised the disclosure in footnote 2(o) on page 80 and on page F-16 of the Form F-1 to clarify the services we combined into a single performance obligation and the related significant judgement involved in arriving at that conclusion.

16. Stock Based Compensation, page F-32

6.	We note your response to prior comment 13. Please expand your disclosure to describe your accounting treatment for the stock dividend. Further, please revise your shareholders’ equity statement on page F-5 to indicate that the shares and per share data were retroactively adjusted to reflect this transaction.

Response: In response to the Staff’s comment, we have revised the disclosure to describe our accounting treatment for the stock dividend on page F-32 of the Form F-1.

F-32

“On November 21, 2017, Zhongchao Shanghai declared a stock dividend by delivering 5 new shares of ordinary share to each 10 existing shares. As the number of additional shares issued as stock dividend is so significant that it has the effect of materially reducing the share value, the shareholders do not anticipate the amount in the retained earnings is subject to further distributions either in stock or in cash. The substance of the transaction is that of a stock split. Accordingly, the Company accounted for the stock dividend as stock split. No capitalization of retained earnings is necessary and no additional accounting treatment is posted and the shares and per share data are presented on a retroactive basis.”

We also revised the footnote of the shareholders’ equity statement on page F-5 of the Form F-1 to reflect that the shares and per share data were retroactively adjusted to reflect this transaction. The same changes have been made on Page F-3 and F-4.

F-5

“*	The number of shares are presented on a retroactive basis to reflect the reorganization and the stock dividend announced on November 21, 2017 (Note 16).”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC

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